UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

nVent Electric plc
(Exact name of the registrant as specified in its charter)

Ireland	001-38265	98-1391970
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S Employer Identification Number)

The Mille, 1000 Great West Road, 8th Floor (East), London, TW8 9DW, United Kingdom
(Address of principal executive offices)

Jon D. Lammers
Executive Vice President, General Counsel and Secretary
(763) 204-7700
(Name and telephone number, including area code, of person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of nVent Electric plc (the “Company”)’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at https://investors.nvent.com/financial-information/sec-filings/default.aspx.

Item 1.02 Exhibit

As specified in Section 3, Item 3.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report of nVent Electric plc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

nVent Electric plc

By:	/s/ Jon D. Lammers	May 30, 2025
	Jon D. Lammers Executive Vice President, General Counsel and Secretary	(Date)